Exhibit 3.01

CERTIFICATE OF AMENDMENT
OF
BYLAWS
OF
HERITAGE OAKS BANCORP

Gwen R. Pelfrey certifies that:

1. She is the Secretary of Heritage Oaks Bancorp, a California corporation (“Company”).

2. Section 3.3, Election and Term of Office of Directors, is amended in its entirety to read as follows:

“Section 3.3. Eligibility, Election and Term of Office of Directors. Directors shall be elected at each annual meeting of the shareholders to hold office until the next annual meeting. Each director, including a director elected to fill a vacancy, shall hold office until the expiration of the term for which elected and until a successor has been elected and qualified. No person age seventy or older shall be eligible for election or re-election as a director of the corporation; provided, however, a director who has served on the board of the corporation continuously since 2000 will be eligible for re-election so long as such director has not reached his or her seventy-fifth birthday prior to the date of such re-election.

No reduction of the authorized number of directors shall have the effect of removing any director before that director’s term of office expires.”

3. The foregoing amendment of the Company’s Bylaws has been duly approved by the Board of Directors at a meeting held on January 20, 2006.

Date: January 20, 2006	By:	/s/ Gwen R. Pelfrey
Gwen R. Pelfrey
Secretary